BioPharma

Manufacturing Solutions Inc.

April 11, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:   Jay Ingram, Legal Branch Chief

Re:	BioPharma Manufacturing Solutions, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 13, 2013
File No. 333-184494

Form 8-K/A
Filed November 13, 2013
File No. 000-54423

Dear Mr. Ingram:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated December 12, 2013 (the “Comment Letter”) with respect to the above referenced filings by the above-referenced registrant, BioPharma Manufacturing Solutions, Inc. (the “Company”).

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

General

1.	Please update your financial statements and financial information throughout the filing in accordance with Rule 8-08 of Regulation S-X.

Response: The Company updated the financial statements and financial information in Form S-1/A to include the Company’s audited financial statements as of December 31, 2013 and 2012.

2.	We note that you acquired your predecessor, BPECS on October 11, 2012 and have the following comments in this regard:

•	Please include the carve-out financial statements of BPECS for the period ended October 10, 2012 and the year ended December 31, 2011. Please address the specific comments regarding the BPECS financial statements presented below under the heading, “Form 8-K/A Filed November 13, 2013”;

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

Response: The Company included the carve-out financial statements of BPECS for the period ended October 10, 2012 and the year ended December 31, 2011 in Form S-1/A. Please see our response to your comments regarding the BPECS financial statements presented below under the heading, “Form 8-K/A Filed November 13, 2013”.

•	Please note that the carve-out financial statements for the period ended October 10, 2012 must be audited. This audit requirement was previously communicated to you via a comment letter dated July 11, 2013; and

Response: The Company’s auditors have audited the period ended October 10, 2012 and have amended its audit report.

•	Given that the acquisition of BPECS occurred on October 11, 2012, please provide a pro forma statement of operations for the year ended December 31, 2012 in accordance with Rule 8-05(b)(1) of Regulation S-X.

Response: We noted your comment regarding including a pro forma statement of operations for the year ended December 31, 2012, but as we disclosed in our prior filings, while the Company has taken over the business and operations of BPECS from GMR, no contracts were transferred or assigned from GMR as part of the transaction and therefore we believe that presenting BPECS pro forma results of operation for the year ended December 31, 2012 will not add any substance as the results of operation for the period from January 1 to October 10, 2012 will be eliminated as part of the pro forma adjustments. Accordingly, the total pro forma column will only show BPECS results of operation for the period from October 11 to December 31, 2012 which was already included in BioPharma Manufacturing Solutions statement of operations which was filed in a Form 10-K.

Acquisition, page 20

3.	We note that your pro forma balance sheet as of June 30, 2012 as well as the October 10, 2012 carve-out statement of assets and liabilities of BPECS included in the Form 8-K/A filed on November 13, 2013 do not reflect any of the assets you indicate were acquired in the Acquisition. Please address this apparent discrepancy by revising your disclosures, BPECS’s statement of assets and liabilities and/or your pro forma balance sheet to fully address the nature of the physical assets, major software assets, engineering and validation assets, and sales and marketing assets BPECS used to generate the revenues reflected in its historical statements of revenues and expenses and those assets which you actually acquired from GMR.

Response: The only assets that were acquired in the Acquisition were intangible assets (i.e software, application codes and system design and drawings), the cost related to these intangible assets were expensed during 2011 and included as part of general and administrative expenses in BPCES carved-out statement of operating for the year ended December 31, 2011, accordingly these assets does not appear on the statement of assets and liabilities for BPECS. The Company has revised the disclosures under the header “Acquisition” on page 20 of Form S-1/A to clarify that the only assets that were acquired in the Acquisition were intangible assets.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Oper ations, pa ge 24

4.	Please substantially expand management’s discussion and analysis of your results and operations to discuss the results of operations of the registrant and its predecessor for each period presented. In this regard, you should fully discuss the results of operations of the BioPharma Manufacturing Solutions Inc. and its predecessor, BPECS, for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012 and the year ended December 31, 2012 as compared to the year ended December 31, 2011. Given you acquired BPECS on October 10, 2012, ensure you include a discussion of the pro forma results of operations for the year ended December 31, 2012 as compared to BPECS’s results of operations for the year ended December 31, 2011 as well as a discussion of your results of operations for nine months ended September 30, 2013 as compared to BPECS’s results of operations for the nine months ended September 30, 2012. You should fully explain changes in revenues, cost of revenues and operating expenses for each period presented. For example, we note from BPECS’s carve-out statements of revenues and expenses for the period from January 1, 2012 to October 10, 2012 and the year ended December 31, 2011, that salary expense was 47% and 56% of revenues and that BioPharma’s cost of revenues for the nine months ended September 30, 2013 was 62% of revenues. The differences in costs on an absolute dollar basis and as a percentage of revenues should be fully explained. Please note that this is not intended to be an all-inclusive list of items you should discuss.

Response: Due to the estimated timing of filing the next amendment of Form S-1/A, management has updated the financial statements to include the financial statements of BioPharma Manufacturing Solutions, Inc for the years ended December 31, 2013 and 2012 along with the carve-out financial statements for BPECS for the period from January 1 to October 10, 2012 and the year ended December 31, 2011. Additionally we have substantially expanded management’s discussion and analysis of our results and operations to discuss the results of operations for each period presented.

5.	Fully discuss the material components underlying your operating expenses and the reasons for the changes for each period presented.

Response: As mentioned in our response to your above comment, we have updated our management’s discussion and analysis of our results and operations to discuss the material components of each operating expense line item for each period presented.

BioPharma Manufacturing Solutions Inc. Financial Statements, page F-1

6.	We note that you have presented a statement of operations, stockholders’ equity and cash flows for the year ended December 31, 2011. In addition, the audit report also refers to the statements of operations, stockholder’s equity and cash flows for the year ended December 31, 2011. Since you were incorporated on April 20, 2011, it is not clear why you have presented these financial statements for the year ended December 31, 2011, as opposed to the period from April 20, 2011 to December 31, 2011. Please advise or revise your disclosure herein as well as in your Form 10-K for the year ended December 31, 2012.

Response: The Company will amend its financial statements and the Company’s auditors will revise its audit opinion to reflect the appropriate reporting periods.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

Form 8-K/A Filed November 13, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets

7.	We note that your pro forma balance sheet as of June 30, 2012 as well as the October 10, 2012 carve-out statement of assets and liabilities of BPECS included in the Form 8-K/A do not reflect any of the assets you indicate were acquired in the Acquisition. Please address this apparent discrepancy by revising your disclosures, BPECS’s statement of assets and liabilities and/or your pro forma balance sheet to fully address the nature of the physical assets, major software assets, engineering and validation assets, and sales and marketing assets BPECS used to generate its revenues reflected in its historical statements of revenues and expenses and those assets which you actually acquired from GMR.

Response: The only assets that were acquired in the Acquisition were intangible assets (i.e software, application codes and system design and drawings), the cost related to these intangible assets were expensed during 2011 and included as part of general and administrative expenses in BPCES carved-out statement of operating for the year ended December 31, 2011, accordingly these assets does not appear on statement of assets and liabilities for BPECS. The Company has revised the disclosures under “Item 2.01 Completion of Acquisition or Disposition of Assets” of Form 8-K/A to clarify that the only assets that were acquired in the Acquisition are intangible assets.

Report of Independent Registered Public Accounting Firm, page 17

8.	Given that BioPharmaceutical Process Engineering and Consulting Services (BPECS) is deemed to be the predecessor of BioPharma Manufacturing Solutions, Inc, please advise your auditors that their audit must be conducted in accordance with the standards of Public Company Accounting Oversight Board and such standards should not be limited to the auditing standards.

Response: The Company’s auditors has completed its audits in accordance with the standards of the Public Company Accounting Oversight Board.

9.	Please request that your auditors audit and refer to the financial statements presented on pages 18 through 21. In this regard we also note that their audit report refers to the balance sheet and statement of revenues and direct expenses which are not the statements presented.

Response: The Company’s auditors have revised its audit opinions to ensure it matches the financial statements presented.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

BioPharmaceutical Process Engineering and Consulting Services Carve-Out Financial Statements

10.	You have labeled the Carve-Out Statements of Revenues and Expenses, Equity and Cash Flows as BioPharma Manufacturing Solutions Inc.’s financial statements. We assume these statements are actually BioPharmaceutical Process Engineering and Consulting Services’ financial statements. Please advise or revise.

Response: The financial statements presented were BioPharmaceutical Process Engineering and Consulting Services and the Company will ensure that this is clearly presented on its next filings.

11.	Anton & Chia LLP’s audit report only covers the period as of and for the year ended December 31, 2011. Please revise to label the financial statements and the financial information included in the footnotes as of October 10, 2012 and the period then ended as unaudited.

Response: The Company will amend its financial statements and the Company’s auditors will revise its audit opinion to reflect the appropriate reporting periods.

12.	As indicated to you via a comment letter dated July 11, 2013, the carve-out balance sheet should include all assets and liabilities of the BPECS business regardless of whether they were acquired or assumed by the Company and the carve-out statement of operations should include not only direct expenses of the BPECS business, but also an allocation of all other expenses of GMR pursuant to SAB Topic 1.B. We have the following comments regarding your basis of presentation:

•	Please delete your reference to direct expenses as both direct and allocated expenses must be reflected in your carve-out financial statements;

Response: We confirm that we have deleted any reference to direct expenses.

•	While we note that you have revised your disclosures to indicate that you have complied with SAB Topic 1.B.1 and that the title of your carve-out financial statements now refers to expenses rather than direct expenses, we note that the operating expenses reflected in your carve-out statements of revenues and expenses are the same as those in your carve-out statements of revenues and direct expenses financial statements presented in an email dated June 28, 2013. Please confirm that you have appropriately reflected all direct and allocated expenses;

Response: We confirm that we have appropriately reflected all direct and allocated expenses in BPECS carved-out financial statements.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

•	We refer you to your response to prior comment two from our letter dated February 21, 2013 and specifically your discussion of accounts receivables and accounts payable. You indicate that as of the time of acquisition of BPECS by BioPharma, there were no BPECS services contracts, accounts receivables or revenues transferred from GMR to BioPharma. Notwithstanding this fact, we assume there were receivables and payables as of October 10, 2012 and December 31, 2011 related to the BPECS revenues recorded for the period ended October 10, 2012 and the year ended December 31, 2011. As previously communicated to you, these receivables and payables should be reflected in your Statement of Assets and Liabilities;

Response: We confirm that as of the cut-off dates October 10, 2012 and December 31, 2011, there are no receivables and no payables other then what is currently presented in BPECS Statement of Assets and Liabilities.

•	With reference to the Carve-Out Statement of Equity, please address the appropriateness of a zero balance as of January 1, 2011; and

Response: After further consideration and review of BPECS historical financial statements for the periods prior to 2011, an amount of $4,852 should be recorded to equity as of January 1, 2011. This amount represents operating and overhead expenses paid by GMR Engineering, Inc. on behalf of BPECS. We have revised BPECS Carve-Out Statement of Equity to properly reflect that amount in the balance as of January 1, 2011.

•	Please expand your disclosures to provide a roll forward of your Due from GMR Engineering account.

Response: We have expanded our disclosures to provide a roll forward of the Due from GMR Engineering account under the footnotes included in BPECS Carve-Out financial statements as of October 10, 2012 and December 31, 2011.

Unaudited Pro Forma Combined Financial Information, page 26

13.	We note that you have presented pro forma combined balance sheets as of June 30, 2012 and December 31, 2011. Please note that you should only present a pro forma balance sheet as of the date of the most recent balance sheet. Please revise to only present a pro forma balance sheet as of June 30, 2012. Refer to Rule 8-05(b)(2) of Regulation S-X.

Response: The Company has revised its pro forma financial statements included in Form 8-K/A to eliminate the balance sheet as of December 31, 2011. After this revision, the only balance sheet presented is the most recent balance sheet as of June 30, 2012 in accordance with Rule 8-05(b)(2) of Regulation S-X.

14.	We note that you have presented pro forma combined statements of income for the three months ended June 30, 2012 and 2011 and six months ended June 30, 2012 and 2011. Please note that you should only present pro forma statements of income for the latest fiscal year and interim period. Please revise to present pro forma statements of income for the year ended December 31, 2011 and the six months ended June 30, 2012. Refer to Rule 8-05(b)(1) of Regulation S-X.

Response: The Company has revised its pro forma financial statements included in Form 8-K/A to present only pro forma statements of income for the year ended December 31, 2011 and the six months ended June 30, 2012 in accordance with Rule 8-05(b)(1) of Regulation S-X.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

15.	Please revise your pro forma balance sheets and statements of income to present columns related to the historical financial statements of BioPharma Manufacturing Solutions Inc. and BioPharmaceutical Equipment Engineering Consulting Services as of the dates presented. Also present a column to reflect the pro forma adjustments that arise due to the business combination. The final column should be a pro forma total column. In addition, the notes to the pro forma statements should clearly show how you arrived at each pro forma adjustment amount. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts. We may have additional comments once this is completed.

Response: The Company has revised its pro forma balance sheets and statements of income included in Form 8-K/A to reflect the proper format and present the required information for all periods presented.

Form 10-K for the Year Ended December 31, 2012

Management’s Discussion and Anal ysis of Financial Condition and Results of Operations, page 6

16.	Please amend your Form 10-K to substantially expand management’s discussion and analysis of your results and operations to discuss the results of operations of the registrant and its predecessor for each period presented. In this regard, you should fully discuss the results of operations of the BioPharma Manufacturing Solutions Inc. and its predecessor, BPECS, for the year ended December 31, 2012 as compared to the year ended December 31, 2011. Given you acquired BPECS on October 11, 2012, ensure you include a discussion of the pro forma results of operations for the year ended December 31, 2012 as compared to BPECS’s results of operations for the year ended December 31, 2011. You should fully explain changes in revenues, cost of revenues and operating expenses for each period presented. For example, we note from BPECS’s carve-out statements of revenues and expenses for the period from January 1, 2012 to October 10, 2012 and the year ended December 31, 2011, that salary expense was 47% and 56% of revenues and that BioPharma’s cost of revenues for the nine months ended September 30, 2013 was 62% of revenues. These differences in costs on an absolute dollar basis and as a percentage of revenues should be fully explained. Please note that this is not intended to be an all-inclusive list of items you should discuss.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

Response: We have revised our Form 10-K for the year ended December 31, 2012 to substantially expand management’s discussion and analysis of our results and operations to discuss the results of operations for each period presented. We noted your comment regarding including a discussion of the pro forma results of operations for the year ended December 31, 2012 as compared to BPECS’s results of operations for the year ended December 31, 2011, but as we disclosed in our prior filings, while the Company has taken over the business and operations of BPECS from GMR, no contracts were transferred or assigned from GMR as part of the transaction and therefore we believe that presenting BPECS pro forma results of operation for the year ended December 31, 2012 will be misleading. Alternatively, we have substantially expanded management’s discussion and analysis of our results and operations to discuss the results of operations of the carve-out financial statements for BPECS for the period from January 1 to October 10, 2012 and the year ended December 31, 2011.

Financial Statements

17.	Please amend your Form 10-K to present the carve-out financial statements of BioPharmaceutical Process Engineering and Consulting Services for the period ended October 10, 2012 and the year ended December 31, 2011. In this regard, we note that financial statements for the registrant and its predecessor should collectively be “as of”all dates and “for” all periods required by Rule 8-02 of Regulation S-X. Additionally, we note that the carve-out financial statements for the period ended October 10, 2012 must be audited. Please note that this audit requirement was previously communicated to you via a comment letter dated July 11, 2013.

Response: The Company will amend its Form 10-K for the year ended December 31, 2012, to include the carve-out financial statements of BPECS for the period ended October 10, 2012 and the year ended December 31, 2011. Also, we have requested from our auditors to include their audit report on the carve-out financial statements for the period ended October 10, 2012.

Item 9A. Controls and Procedures, page 9

18.	You define disclosure controls and procedures as those controls and procedures that “are effective for gathering, analyzing, and disclosing information needed to ensure that the information required to be disclosed by [you] in [your] periodic reports is recorded, summarized and processed timely.” This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response: We have revised our Form 10-K for the year ended December 31, 2012 to revise the definition and provide the clarification.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

19.	You disclose that both officers are directly involved in your day-to-day operations. Please reconcile this statement with your disclosure on page 4 which states that you presently have only one employee.

Response: We have revised our Form 10-K for the year ended December 31, 2012 to clarify that we only have one officer.

20.	Please help us understand how you concluded that your disclosure controls and procedures were effective as of December 31, 2012, given the material weaknesses that you identified. In this regard, we note that you concluded that your disclosure controls and procedures were not effective as of March 31, 2013, June 30, 2013 and September 30, 2013.

Response: We have revised our Form 10-K for the year ended December 31, 2012 to clarify that we did not find our disclosure controls to be effective.

21.	Please disclose whether there have been any changes in your internal controls and procedures that occurred during the most recently completed quarter. See Item 308(c) of Regulation S-K.

Response: We have revised our Form 10-K for the year ended December 31, 2012 to include disclosure that there have not been any changes in our internal controls and procedures that occurred during the most recently completed quarter.

Form 10-Q for the Quarter Ended September 30, 2013

22.	Please amend your Form 10-Q for the quarter ended September 30, 2013 to include the financial statements of BioPharma Manufacturing Solutions for the three and nine months ended September 30, 2012. In this regard, we note that financial statements for the registrant and its predecessor should collectively be “as of” all dates and “for” all periods required by Rule 8-03 of Regulation S-X.

Response: We are confirming that the financial statements of BioPharma Manufacturing Solutions for the three and nine months ended September 30, 2012 was already included in our Form 10-Q for the period ended September 30, 2013 which was filed on November 19, 2013.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743

BioPharma

Manufacturing Solutions Inc.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

23.	Please amend your Form 10-Q to substantially expand management’s discussion and analysis of your results and operations to discuss the results of operations of the registrant and its predecessor for each period presented. In this regard, you should fully discuss the results of operations of the BioPharma Manufacturing Solutions Inc. and its predecessor, BPECS, for the nine months ended September 30, 2013 as compared to the nine months ended September 30, 2012. You should fully explain changes in revenues, cost of revenues and operating expenses of for each period presented. For example, we note from BPECS’s carve-out statements of revenues and expenses for the period from January 1, 2012 to October 10, 2012 that salary expense was 47% of revenues and that BioPharma’s cost of revenues for the nine months ended September 30, 2013 was 62% of revenues. These differences in costs on an absolute dollar basis and as a percentage of revenues should be fully explained. Please note that this is not intended to be an all- inclusive list of items you should discuss.

Response: We have revised our Form 10-Q for the period ended September 30, 2013 to substantially expand management’s discussion and analysis of our results and operations to discuss the results of operations for each period presented.

In providing this response to the Staff’s comments, the Company acknowledges that:

•          The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•          The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please contact me at (562) 244-9785.

Thank you.

Sincerely,

/s/ Gary Riccio

Chief Executive Officer

BioPharma Manufacturing Solutions, Inc.

8001 Irvine Center, Suite 400	Phone: 562-244-9785
Irvine, CA 92618	Fax: 562-493-0743